EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation

Saxon Capital Holdings, Inc.	Delaware
Saxon Funding Management, Inc.	Delaware
Saxon Securities and Certificates, Inc.	Maryland
Saxon Asset Securities Company	Virginia
Saxon Advance Receivables Company, Inc.	Delaware
SCI Services, Inc.	Virginia
Saxon Mortgage, Inc.	Virginia
Saxon Mortgage Services, Inc.	Texas
Saxon Holding, Inc.	Delaware
TRS Securities and Certificates, Inc.	Maryland